Mail Stop 3561

April 23, 2009

Lee A. Kennedy
President and Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:** **Fidelity National Information Services, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009 and March 10, 2009, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2009**
> **File No. 1-16427**

Dear Mr. Kennedy:

We have reviewed your response letter dated April 8, 2009 and your Definitive Proxy Statement on Schedule 14A and have the following comments. As we previously indicated, you should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 15. Exhibits and Financial Statement Schedules, page 68

1. Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided the schedules and exhibits to the following agreements:

    - Master Agreement for Operation Support Services and Transaction Document #03-01 under the Master Agreement filed as Exhibit 10.42 and Exhibit 10.32, respectively, to the Form 10-K filed on February 17, 2004;

- 2004 Restated CSCU Card Processing Service Agreement, dated as of January 1, 2004 and filed as Exhibit 10.37 to the Form 10-K filed on February 17, 2004;

- Credit Agreement, dated as of January 18, 2007 and filed as Exhibit 10.1 to the Form 8-K filed on January 19, 2007;

- Amendment No. 1 to the Credit Agreement, dated as of July 30, 2007 and filed as Exhibit 10.1 to the Form 8-K filed on September 18, 2007;

- Investment Agreement, dated as of March 31, 2009 filed as Exhibit 10.1 to the Form 8-K filed on April 6, 2009.

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. The above are examples only, please review your material agreements and re-file complete agreements as necessary.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis and Executive and Director…, page 11

Establishing Executive Compensation Levels, page 12

2. Please indicate whether you consider prior compensation, such as prior stock and option awards, in setting other elements of compensation.

Allocation of Total Compensation for 2008, page 13

3. Please discuss why the compensation committee believes that performance-based incentive compensation comprising 70% to 90% of total target compensation is appropriate.

2008 Executive Compensation Components, page 14

Base Salary, page 14

4. Please discuss why the compensation committee decided to adjust each executive officer's pay, except for Mr. Foley, by $15,000.

Annual Performance-Based Cash Incentive, page 14

5. In the final paragraph on page 14 you state that payment on your incentive plan is based, in part, on capital expenditures being less than $296 million. However, in the first full paragraph on page 15 you state that you exceeded the maximum level with respect to the capital expenditures target of $253.7. Please clarify your capital expenditures target for 2008 as it applies to your incentive plan and if you exceeded this target.

6. Please discuss whether you have any policies to adjust or recover an award or payment if the performance measures that form the basis for the award were adjusted or restated in a manner that would reduce the size of an award or payment.

Executive Compensation, page 19

Summary Compensation Table, page 20

7. We note in footnote six Mr. Norcross received $108,530 in club membership fees. Please discuss what types of club memberships are included in the $108,530 and why the award is considerably higher than the fees paid on behalf of other executives.

Director Compensation, page 36

8. Please disclose in your Director Compensation table the above-market or preferential earnings, if any, on the compensation that Mr. Hughes and Mr. Hunt deferred or advise why you are not required to do so. Please see Item 402(k)(vi) of Regulation S-K.

Certain Relationships and Related Transactions, page 41

9. Please confirm that you will file as exhibits to your next periodic filing, copies of the agreements that you discuss in this section or advise why you are not required to do so.

Arrangements with LPS, page 43

Lease Agreement, page 46

10. We note that Lender Processing Services, Inc. charged you $27.19 per rentable square foot. Please provide the aggregate amount you paid to Lender Processing Services, Inc. in connection with this lease.
    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our

Lee A. Kennedy
Fidelity National Information Services, Inc.
April 23, 2009
Page 4

comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Staff Attorney, at 202-551-3225, or me at 202-551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director